Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 0-13994

        ON JANUARY 20, 2005, MCDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING WRITTEN COMMUNICATION TO ITS EMPLOYEES:

        These are exciting times for McDATA. Although many of you have heard this over the past two days, it bears repeating: Our pending acquisition of CNT is a truly transformational event for this company. The merger will greatly solidify McDATA's position in the market and help us execute on our long-term vision and near-term corporate goals.

        So let's look at why we chose to acquire CNT. On the high level, the answer is simple: It enables us to deliver a broader solutions offering to our customers today, fund our technology roadmap tomorrow and expand our sales infrastructure.

        Recently, we have told our customers about the benefits of our vision, the Global Enterprise Data Center (GEDC), which is a globally connected, centrally managed, dynamically responsive network. And this message has resonated. While we have delivered the widest breadth of product offering toward building a GEDC, we have lacked some important ingredients, such as a services offering to support sales and the wide area network interfaces to SONET, T1 and other distance networking technologies. CNT helps us fill in those gaps. And they deliver market-leading interfaces to networking technologies, making our solutions offering more comprehensive and more competitive.

        The joint revenue of our two companies, combined with streamlined operations, will result in a greater revenue pool with which to fund our roadmap. McDATA has an extremely strong long-term vision; this acquisition will enable us to continue R&D to make that vision a reality.

        And finally, this acquisition delivers the flexibility to approach markets outside of storage, such as Telco, and gives us additional opportunities to form strategic partnerships.

        In short, the acquisition will greatly accelerate McDATA's growth strategy and enable us to deliver transparent access to information anytime, anywhere. This is a time of change for McDATA—and change can be unsettling. But we are very confident that this change will make McDATA more successful and ensure our strong position in the market.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: It is expected that McDATA Corporation, or McDATA, will file a Registration Statement on SEC Form S-4 and McDATA and Computer Network Technology Corporation, or CNT, will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger which was the subject of the preceding interview, and that McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about such merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and Joint Proxy Statement/Prospectus will contain important information about McDATA, CNT, the merger, the persons soliciting proxies relating to the merger, their interests in the transaction and related maters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents, when completed, may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth, Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the merger. Certain directors and executive officers may have direct or indirect interests in the merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the merger. In addition, certain directors and officers, after the merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the merger. Additional information regarding the participants in the solicitation will be contained in the Joint Proxy Statement/Prospectus to be filed by McDATA and CNT with the SEC.